Hanson McClain Retirement Network, LLC

Notes to the Financial Statement

December 31, 2015

1. **Organization**

   Hanson McClain Retirement Network, LLC (the "Company"), dba Hanson McClain Securities, was formed as a limited liability company in California in July 1998, with a termination date of July 1, 2028. Under this form of organization, the member is not liable for the debts of the Company.

   The Company registered as a broker-dealer with the Securities and Exchange Commission in July 2000, and is a member of the Financial Industry Regulatory Authority. The Company provides marketing and training support to independent financial advisors. The Company is also a securities dealer with customer accounts and it conducts business under a fully disclosed agreement with National Financial Services LLC ("NFS").

2. **Significant Accounting Policies**

   Customer and Proprietary Securities Transactions
   The Company, in its capacity as a securities dealer, records proprietary securities transactions in regular-way trades on the trade date, as if they had settled. Profit and loss arising from all proprietary securities transactions entered into and for the account and risk of the Company are recorded on a trade date basis. In connection with these proprietary securities transactions, the Company will have amounts receivable and payable to their clearing broker for transactions that have not reached their contractual settlement date. These receivables and payables are recorded on a net basis on the statement of financial condition.

   Commission Revenue
   The Company clears customers' transactions on a fully disclosed basis in accordance with a clearing agreement with NFS. The Company promptly transmits all funds and securities to NFS and does not otherwise hold funds or securities for, or owe money or securities to customers. Commission income and expenses and related clearing charges generated from customer securities transactions are recorded on a trade date basis as the transaction occurs.

   Additionally, revenue is generated from concessions and commissions related to sales of mutual funds, variable products, and 12b1 fees. Revenue is recorded when earned on the trade date.

   Marketing Revenue
   The marketing fees received by HMRN from its marketing partners are calculated as percentages of the marketing partners' gross revenues. Upon receipt of payments, HMRN looks to the documentation that accompanies such payments to determine the period during which the payments were earned.

   Cash and Cash Equivalents
   For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. At December 31, 2015, the Company had no cash equivalents.

   Commissions Receivable
   The Company evaluates its accounts receivable and estimates the provision for doubtful accounts based on historical collection experience, delinquency rates, bankruptcies, and information obtained about and/or provided by the person or entity who owes the Company and other current economic conditions.

   Past due balances over 30 days are reviewed individually for collectability. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company considers all accounts receivable to be fully collectable, and therefore there is no allowance at December 31, 2015.

Hanson McClain Retirement Network, LLC

Notes to the Financial Statement

December 31, 2015

2. Significant Accounting Policies (Continued)

Property and Equipment

Property and equipment are stated at cost and include office furniture and equipment, business software and computers. Expenditures for repairs and maintenance which do not extend the useful life of the furniture and equipment, along with purchases below $1,000 are charged to expense when made. Upon retirement, the asset cost and related accumulated depreciation are relieved from the financial statements. Depreciation and amortization are computed using the straight-line method over the estimated useful lives ranging from 3 to 5 years.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such assets and liabilities.

Income Taxes

The Company has elected under the Internal Revenue Code to be treated as a qualified subchapter S subsidiary of its member, Hanson McClain Group, Inc. ("HMG"). As a qualified subchapter S subsidiary, the Company is subject to the California income tax on S corporations. All items of income, deductions, and credits are included in HMG's tax return. Income taxes represent payments to HMG as if the Company was a stand alone tax paying Company in California.

3. Risk Concentration

At December 31, 2015, the Company held cash deposits at a financial institution which were in excess of applicable federal insurance limits by $482,443.

4. Deposit with Clearing Broker

The Company's clearing broker, NFS, requires that they maintain at least $50,000 in deposits and a minimum net capital of $100,000.

5. Property and Equipment

Property and equipment, net consist of the following as of December 31, 2015:

Furniture and fixtures	$ 39,454
Computers and equipment	12,310
Business software	11,594
Total cost	63,358
Total accumulated depreciation	(63,177)
Property and equipment, net	$ 181

Hanson McClain Retirement Network, LLC

Notes to the Financial Statement

December 31, 2015

6. **Postretirement Plan**

   The Company maintains a pension plan consistent with provisions under section 401(k) of the Internal Revenue Code. Under this plan employees may make an elective deferral to reduce their taxable gross wages. The Company made matching and safe harbor contributions of $33,284 in 2015 to the 401(k) plan to supplement employee contributions.

7. **Income Tax Provision**

   The provision for income taxes shown consists of the Company's share of state income taxes of $55,800, which is included in due to related parties on the accompanying balance sheet.

   Deferred income taxes are recognized for differences between the basis of assets and liability for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are not significant for the Company.

   The Company is no longer subject to examinations by major tax jurisdictions for years before 2011.

8. **Net Capital Requirements**

   The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $50,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined in Rule 15c3-1. At December 31, 2015, the Company's net capital was $760,143, which exceeded the requirement by $710,143.

9. **Related Party Transactions**

   Under an overhead sharing agreement, HMG, the Company's, and the Company's related party by common ownership, Hanson McClain, Inc. ("HMI") share certain administrative services. These include office space, information technology, computer and telephone support, human resource management and accounting services. In 2015, the Company recognized expenses of $186,000 for these services. In addition, the Company reimburses related parties and is reimbursed by related parties for various payments made to vendors by one related party on behalf of the other. At December 31, 2015, $26,551 was the payable to HMI, and $55,800 was the payable to HMG for these services and reimbursements.

Hanson McClain Retirement Network, LLC

Notes to the Financial Statement

December 31, 2015

9. **Related Party Transactions (continued)**

   HMI is a registered investment advisory firm that uses the Company's broker-dealer services for some of its accounts. HMI is the only registered investment advisor using the Company for broker-dealer services. The Company also collects investment advisory fees on behalf of HMI. The Company collected $6,503,370 in advisory fees (net of certain costs) on behalf of HMI for the year ended December 31, 2015. The net payable relating to these activities was $26,651 at December 31, 2015.

   The Company reimburses HMG for rent expense. In 2015, the Company paid HMG $40,246 for rent expense.

   The balance sheet reflects the following payables and receivables resulting from related party transactions:

   Due from Related Parties
   HMI, net of $26,651 payable $34,002

   Due to Related Parties
   HMG $55,800

   The Company's results of operations and financial position could differ significantly from those that would have been obtained if these entities were unrelated.

10. **Financial Instruments with Off-Balance-Sheet Credit Risk**

    As a securities broker, the Company executes transactions with and on the behalf of customers. The Company introduces these transactions for clearance to NFS on a fully disclosed basis.

    In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by NFS. The agreement between the Company and NFS provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation.

    The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transaction and reviewing information it receives from NFS on a daily basis and reserving for doubtful accounts when necessary.

11. **Subsequent Events**

    The Company has evaluated subsequent events through February 24, 2016, the date which the financial statements were issued.